UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 19, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

John Hancock Life Insurance Company of New York
John Hancock Life Insurance Company of New York Separate Account B

File No. 333-152408

John Hancock Life Insurance Company of New York ("JH") and John Hancock Life Insurance Company of New York Separate Account B (the "Separate Account") submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information they excluded from the Exhibits to a registration statement on Form N-6 filed on July 18, 2008, as amended.

Based on representations by JH and the Separate Account that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Investment Management has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99.(26)(g)(1)	through November 21, 2023
Exhibit 99.(26)(g)(2)	through November 21, 2023
Exhibit 99.(26)(g)(3)	through November 21, 2023
Exhibit 99.(26)(g)(4)	through November 21, 2023
Exhibit 99.(26)(g)(5)	through November 21, 2023
Exhibit 99.(26)(g)(6)	through November 21, 2023

For the Commission, by the Division of Investment Management, pursuant to delegated authority:

William J. Kotapish
Assistant Director